Exhibit 3.4

EXHIBIT A

TO THE ARTICLES OF AMENDMENT

OF THE

ARTICLES OF INCORPORATION

OF

FIVE BELOW, INC.

A Business-Stock Domestic Corporation

Reclassification and Reverse Stock Split Amendment

RESOLVED, that upon the filing of this Amendment with the Secretary of State of the Commonwealth of Pennsylvania (such time being the “Filing Time”) but without any other action on the part of the Company or any other person, each share of Common Stock of the Company, par value $0.01 per share, issued and outstanding immediately prior to the Filing Time shall be reclassified as and shall be converted into 0.3460 shares of Common Stock of the Company, par value $0.01 per share (the “Reverse Split”); and be it further

RESOLVED, that at the Filing Time, the authorized Common Stock of the Company shall consist of One Hundred Twenty Million (120,000,000) shares of Common Stock, $0.01 par value per share; and be it further

RESOLVED, that as of the Filing Time, the certificates representing the Common Stock immediately prior to the Filing Time shall be deemed cancelled and shall not be recognized as outstanding on the books of the Company for any purpose, and that each holder of record of Common Stock as of the Filing Time shall be entitled to receive, upon surrender for cancellation of such Common Stock certificates held by such holder immediately prior to the Filing Time, one or more new certificates representing the shares of Common Stock into which such shares of Common Stock were combined pursuant to the Reverse Split (and the Company shall be permitted to aggregate those certificates registered in the name of the same record holder); provided, however, that no fractional share resulting from the Reverse Split shall be issued, but rather an amount equal to the fair value for each such fractional share shall be paid by the Company in cash at, or as soon as reasonably practicable after, the Filing Time.